SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2008

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from                               to

Commission file Number 0-27782

The Employee Stock Ownership Plan of
Dime Community Bancshares, Inc. and Certain Affiliates
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY  11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-9
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H , Part IV, Line 4i - Schedule of Assets (Held At End Of Year)as of December 31, 2008	10
SIGNATURES	11

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dime Community Bancshares, Inc. & Subsidiaries:

We have audited the accompanying statements of net assets available for plan benefits of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 29, 2009

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY
BANCSHARES, INC. AND CERTAIN AFFILIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 2008 AND 2007

	As of December 31, 2008			As of December 31, 2007
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
ASSETS:
Cash equivalents	$6,433	-	$6,433	$931	-	$931
Non-participant directed investments, at fair value
Federated Prime Value Obligations Fund	90,337	-	90,337	567,383	-	567,383
Dime Community Bancshares, Inc. common stock	26,562,175	$17,670,739	44,232,914	25,330,994	$17,964,606	43,295,600
Sub-total	26,658,945	17,670,739	44,329,684	25,899,308	17,964,606	43,863,914
Contributions receivable from the Dime Savings Bank of Williamsburgh	-	-	-	-	455,038	455,038
TOTAL ASSETS	26,658,945	17,670,739	44,329,684	25,899,308	18,419,644	44,318,952

LIABILITIES:
Borrowing from Dime Community Bancshares, Inc.	-	4,324,985	4,324,985	-	4,443,640	4,443,640

Due to The Dime Savings Bank of Williamsburgh 401(k) Plan	-	-	-	-	455,038	455,038
Cash dividend payable to participants	-	-	-	268,771	203,716	472,487
TOTAL LIABILITIES	-	4,324,985	4,324,985	268,771	5,102,394	5,371,165

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$26,658,945	$13,345,754	$40,004,699	$25,630,537	$13,317,250	$38,947,787

See notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY
BANCSHARES, INC. AND CERTAIN AFFILIATES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

	Allocated	Unallocated	Total
ADDITIONS:
Interest and dividend income	$1,099,008	$787,798	$1,886,806
Net appreciation in the fair value of Dime Community Bancshares, Inc. common stock	1,308,718	745,595	2,054,313
Net investment income	2,407,726	1,533,393	3,941,119

Contributions from Dime Savings Bank of Williamsburgh - net	-	449,875	449,875
Total additions	2,407,726	1,983,268	4,390,994

DEDUCTIONS:
Cash disbursed for interest expense on borrowings from Dime Community Bancshares, Inc.	24,271	331,220	355,491
Benefit payments, net	2,394,503	584,082	2,978,585
Expenses	6	-	6

Total deductions	2,418,780	915,302	3,334,082

TRANSFERS:
Allocation of 78,155 shares of Dime CommunityBancshares, Inc. common stock to participant accounts, net	1,039,462	(1,039,462)	-
Total transfers	1,039,462	(1,039,462)	-

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	1,028,408	28,504	1,056,912

NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	25,630,537	13,317,250	38,947,787
End of year	$26,658,945	$13,345,754	$40,004,699

See notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	SUMMARY DESCRIPTION OF PLAN

The following is a brief description of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the “ESOP”).  This description of the ESOP is provided for general information purposes only.  Participants should refer to the ESOP document for a more complete description of the ESOP’s provisions.

a.
General - The ESOP was adopted by the Board of Directors of the Dime Savings Bank of Williamsburgh (the “Bank”) on February 8, 1996, with an effective date of July 1, 1995.  Dime Community Bancshares, Inc. (the "Company") acts as the Plan Sponsor for the ESOP, and members of management of the Company or its direct subsidiaries serve as Plan Administrator for the ESOP.  The Employee Benefits Committee, comprised of members of both the Company's Board of Directors and management, oversees the operation and administration of the ESOP.

The ESOP is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The ESOP is administered by the Plan Administrator, who is appointed by the Compensation Committee of the Company (the "Compensation Committee").  Since February 2009, Pentegra Asset Management ("Pentegra") has served as trustee for the ESOP.  From September 2002 through January 2009, RS Group Trust Company served as the trustee for the ESOP.  Pentegra acquired RS Group Trust Company on August 18, 2008.

In order to purchase the shares of the Company’s common stock, the ESOP obtained a borrowing from the Company of $11,638,000, which originally was to be repaid over a ten-year period at a fixed interest rate of 8.0%.   Effective July 1, 2000, the maturity of the ESOP loan was extended from June 2006 to December 2025, with the continued option of prepayment.  Repayments of the borrowing are made from fully deductible contributions from the Bank to the ESOP.  As the ESOP makes each payment of principal on the borrowing, an appropriate percentage of stock will be allocated to eligible participants accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the unallocated shares of the Company's stock held by the ESOP. The Company, as lender, has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the ESOP for the years ended December 31, 2008 and 2007, present separately the assets and liabilities and changes therein pertaining to:

(1)	the accounts of employees with vested rights in allocated stock (Allocated) and

(2)	stock not yet allocated to employees (Unallocated).

b.	Eligibility and Participation - Eligible employees, defined as salaried, common law employees of the Company or the Bank and its subsidiaries, who have completed a period of service of at least one year, automatically become eligible participants of the ESOP. An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission fee or retainer basis, or has waived any claim to membership in the ESOP.

c.
Contributions  - The Company or the Bank shall contribute to the ESOP an amount which, at minimum, shall serve to finance the ESOP’s obligation under its outstanding borrowing from the Company.  The Company or the Bank may contribute additional amounts, if designated by the Compensation Committee, to the ESOP, which shall be applied as a prepayment of principal or interest for the outstanding borrowing from the Company.  Any additional contributions approved by the Employee Benefits Committee shall be treated as an ESOP contribution and shall be allocated among the accounts of eligible participants in accordance with a pre-established formula.  Participant contributions are not permitted.

The Company or Bank also makes a 100% vested discretionary cash contribution to all participants in the ESOP. This contribution is automatically transferred to the Dime Savings Bank of Williamsburgh 401(k) Plan (the “401(k) Plan”) whereby the participant has the ability to invest this contribution in any of the investment options offered under the 401(k) Plan. This annual contribution is made in the first quarter of each year. In March 2008, a contribution of $455,038 was made to the ESOP and transferred to the 401(k) Plan (relecting benefits for the year ended December 31, 2007). Effective January 1, 2009, the Bank elected to make all vested cash contributions on behalf of employees directly to the 401(k) Plan, and thus made its discretionary employer contribution directly to the 401(k) Plan in March 2009 (reflecting benefits for the year ended December 31, 2008).

d.	Vesting - The balance credited to each participant’s account shall become vested in accordance with the following schedule:

Number of Years Of Service	Vested Percentage
Less than 2 years	0%
Less than 3 years	25
Less than 4 years	50
Less than 5 years	75
5 or more years	100

Under the provisions of the ESOP, participants were granted credit, for purposes of vesting, for years of service at the Company or any of its direct or indirect subsidiaries prior to the establishment of the ESOP. Any previously unvested  portion shall become fully vested to participants upon attainment of age 65, or, if earlier, upon the termination of his or her participation by reason of death, disability, retirement or upon occurrence of change in control of the Company or the Bank.

e.
Investments - As of December 31, 2008 and 2007, the ESOP’s investments consists of the investment in common stock of the Company and the investment of cash balances in a short-term investment funds administered by the ESOP trustee.  The ESOP is permitted to invest in any of the following: (i) shares of the Company's common stock; (ii) such Investment Funds as may be established from time to time by the Employee Benefits Committee; and (iii) such other investments as may be permitted under the ESOP trust agreement.  The terms of the ESOP trust agreement permits investment in any commingled or group trust fund, or common trust fund that is exempt from taxes under Section 501(a) of the Code.

f.
Allocation of Shares to Participant Accounts -  As of the last day of each plan year during which a borrowing is outstanding, a portion of the financed shares purchased with the proceeds of the borrowing shall be released in accordance with a predetermined formula.  The released shares are allocated to eligible participant accounts in the proportion that each such eligible participant’s compensation, as measured under the terms of the ESOP, for the portion of the immediately preceding calendar year during which he or she was a participant, bears to the aggregate compensation of all eligible participants, as measured under the terms of the ESOP.

Released shares allocated to participant accounts totaled 78,155 during each of the years ended

December 31, 2008 and 2007.

Each participant’s account reflects an allocation of the Bank’s contributions, ESOP earnings and the forfeiture of terminated participant non-vested accounts.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the ESOP trustee prior to the time that such rights are to be exercised.  The ESOP trustee is permitted, upon grant of authority by the Plan Administrator, to vote shares for which instructions have not been given by a participant within the stated time period.  Such vote is made in direct proportion to the votes received from participants.

g.
Forfeitures - Upon the termination of employment of a participant or former participant for reason other than death, disability, or retirement, that portion of the balance credited to his or her account which is not vested at the date of termination shall be forfeited as of the last Valuation Date, defined as the last business day of March, June, September or December.  The proceeds of such forfeitures shall be treated as loan repayments and ESOP contributions as designated by the Employee Benefits Committee.

There were 1,588 shares and 5,219 shares forfeited during the years ended December 31, 2008 and 2007, respectively. These forfeitures were utilized to reduce the employer contribution (which was the annual repayment of principal on the outstanding loan in accordance with the loan amortization schedule) in each respective year.

h.	Benefit Payments - Effective July 1, 2000, cash dividends received on allocated and unallocated holdings of Dime Community Bancshares, Inc. common stock are distributed quarterly to all ESOP participants. These benefit distributions are made in the form of a cash payment. Otherwise, no benefit distributions from the ESOP are made until a participant retires, dies (in which case, payment are made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company or the Bank and its subsidiaries.

On termination of services due to death, disability, retirement or other reason, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. This distribution is made by means of cash and/or stock payments.

i.
ESOP Termination - Although it has not expressed any intention to do so, the Company reserves the right to terminate the ESOP at any time, subject to the provisions of ERISA.  Upon such termination of the ESOP, the interest of each participant in the ESOP will be distributed to such participant or his or her beneficiary at the time prescribed by the ESOP provisions and the Code.  Upon termination of the ESOP, the Compensation Committee shall direct the ESOP trustee to pay all liabilities and expenses of the trust fund and to sell the shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the borrowing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.
Investment Transactions and Income Recognition - Investment transactions are accounted for on a trade-date basis.  Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.  Realized gains and losses from securities transactions are recorded on the average cost basis.  Interest income on the Federated Prime Value Obligations Fund is recorded on the accrual basis and dividend income on Dime Community Bancshares, Inc. common stock is recorded on the ex-dividend date.  During the year ended December 31, 2008, cash dividends totaling $1,879,724 were declared and paid on Dime Community Bancshares, Inc. common stock, which were recorded in "Interest and dividend income" in the Statement of Changes in Net Assets Available for Plan Benefits.  All dividends on unallocated shares and shares allocated to each participant are distributed to participants in the ESOP no later than the close of the calendar quarter after the calendar quarter in which such dividends are received by the ESOP.

c.
Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from these estimates.

d.
Risks and Uncertainties - The ESOP has an equity investment concentrated solely in one equity security, which, in general, is exposed to various risks such as interest rate, credit and overall market volatility.  Due to the level of risk associated with investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

e.	Administrative Expenses - Administrative expenses are paid by the the Company as provided in the ESOP.

f.
Fair Value of Investments - Dime Community Bancshares, Inc. common stock and the Federated Prime Value Obligations Fund are valued at fair value based upon quoted market prices.  The closing price of Dime Community Bancshares, Inc. common stock was $13.30 as of December 31, 2008 and $12.77 as of December 31, 2007.  The closing price of the Federated Prime Value Obligations Fund was $1.00 at both December 31, 2008 and 2007.

g.
Recent Accounting Pronouncements - The financial statements reflect the prospective adoption of Statement of Financial Accounting Standrds No. 157, "Fair Value Measurements," ("SFAS 157") as of the beginning of the year ended December 31, 2008.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of SFAS 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

On April 9, 2009, the FASB issued Staff Position No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FAS 157-4"). FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and provides guidance on identifying circumstances that indicate a transaction is not orderly. FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with earlier adoption permitted. Adoption of FAS 157-4 is not expected to have a material impact upon the ESOP's financial statements.

3.	FAIR VALUE MEASUREMENTS

In accordance with  SFAS 157, the ESOP classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the ESOP’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements Using (1)
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs(Level 2)	Significant Unobservable Inputs (Level 3)	Total
Federated Prime Value Obligations Fund	$90,337	-	-	$90,337
Dime Community Bancshares, Inc. common stock	44,232,914	-	-	44,232,914
(1)	Please refer to footnotes 2(f) for a discussion of the valuation methods utilized for these investments.

4.	FEDERAL INCOME TAX STATUS

        The ESOP is intended to be qualified under Section 401(a) of the Code and is intended to be exempt from taxation under Section 501(a) of the Code.  The ESOP received a favorable
        IRS determination letter dated January 14, 2003.  The ESOP has been amended since receiving the determination letter.  The Plan Administrator believes that the ESOP and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and they continue to be tax exempt.  Therefore, no provision for income taxes has been included in the ESOP’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

        The ESOP owns an investment in the common stock of the Company, the Plan Sponsor.  This investment is administered and held in safekeeping by the ESOP trustee.

        Contributions to the ESOP are held and managed by the ESOP trustee.  All contributions received during the years ended December 31, 2008 and 2007, were utilized to service the principal and interest on the borrowing.

       Certain administrative functions are performed by officers or employees of the Company or Bank.  No such officer or employee receives compensation from the ESOP for the administrative functions they perform.  All administrative expenses of the ESOP are paid by the Company.

6.	INVESTMENTS

       The ESOP’s investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table.  All investments are non-participant directed.

	December 31, 2008		December 31, 2007
	Allocated	Unallocated	Allocated	Unallocated
Shares of Dime CommunityBancshares, Inc. Common Stock:
Number of shares	1,997,156	1,328,627	1,983,633	1,406,782
Cost	$5,995,130	$3,966,693	$5,954,536	$4,200,029
Market Value	$26,562,175	$17,670,739	$25,330,994	$17,964,606

       During the year ended December 31, 2008, the ESOP's investment in the Company's common stock (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,054,313.

*******

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
Parties in Interest	Identity of Issuer	Description of Investment	Cost	Current Value
*	Dime Community Bancshares, Inc.	Shares of common stock	$9,961,823	$44,232,914
	Federated Investors	Prime Value Obligations Fund	90,337	90,337
Total			$10,052,160	$44,323,251

*Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancshares, Inc. (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated:  June 29, 2009                                                     /s/ VINCENT F. PALAGIANO
     Vincent F. Palagiano
     Chairman of the Board and Chief Executive Officer

Dated:  June 29, 2009                                                   /s/ KENNETH J. MAHON
    Kenneth J. Mahon
    Executive Vice President and Chief Financial Officer